

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2014

<u>Via E-mail</u>
Jon R. Sabes
Chief Executive Officer
GWG Holdings, Inc.
220 South Sixth Street, Suite 1200
Minneapolis, Minnesota 55402

> **Re:    GWG Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted February 12, 2014**
> **CIK No. 0001522690**

Dear Mr. Sabes:

We have limited our review of your draft registration statement to those issues we have addressed in our comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in a response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.  A review of your annual report on Form 10-K for the fiscal year ended December 31, 2012 and your quarterly report on Form 10-Q for the quarterly period ended September 30, 2013 is currently pending.  We will not be in a position to grant effectiveness to your registration statement until such time as all comments relating to that review have been resolved.

2.  The financial information included in your registration statement must be updated to reflect the results for the year ended December 31, 2013.  Please amend your registration statement accordingly.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc:     Paul D. Chestovich, Esq.
        Maslon Edelman Borman & Brand, LLP
        3300 Wells Fargo Center
        90 South Seventh Street
        Minneapolis, Minnesota 55402